SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward- looking statements contained in the Form 6-K.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$100,000,000

3      Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

+ See chapter 19 for defined terms.

1

4      Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

The notes will be fungible with existing ANZ May-2008 series; details of the existing series:

•      A$975,000,000

•      Coupon: 5.00% pa

•      Issue Date (Tranche 1): 12/5/2003

•      Issue Date (Tranche 2): 2/9/2004

•      Maturity Date: 12/5/2008

•      ASX Code: ANZHA

5 Issue price or consideration	Fixed Rate – 98.618%

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	8 June 2005
	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

+ See chapter 19 for defined terms.

2

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

3

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders’ approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements in full through a broker?

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

4

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

5

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

6

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

7

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 08 June 2005
Company secretary

Print name:	John Priestley

= = = = =

+ See chapter 19 for defined terms.

8

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 14

Tranche No: 3

AUD 100,000,000 5.00% Fixed Rate Transferable Certificates of Deposit
Issue Price: 98.618 per cent.
(Fungible with existing Series No: 14, Tranche No: 1, maturing on the 12 May 2008 and existing Series No: 14,
Tranche No: 2. maturing on the 12 May 2008)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

Dealer

The date of this Pricing Supplement is 7 June 2005

1

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions {the “Conditions”) set forth in the Information Memorandum dated 11 April 2003. This Pricing Supplement contains the final terms of the Securities and must be read in conjunction with the Information Memorandum dated 23 April 2004, save in respect of the Conditions which are extracted from the Information Memorandum dated 11 April 2003.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	14

	(ii) Tranche Number:	3

(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)

Fungible with Series No: 14, Tranche No: 1. issued on 12 May 2003 in an Aggregate Nominal Amount of A$900,000,000 and maturing on the 12 May 2008 and Series No: 14, Tranche No: 2 issued on 2 September 2004 in an Aggregate Nominal Amount of A$75,000,000 and maturing on the 12 May 2008. Securities become fungible on 8 June 2005.

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$100,000,000.00

5	(i) Issue Price:	98.618 per cent, of the Aggregate Nominal Amount (representing the capital price of 99.251 per cent, plus accrued interest of 0.367 per cent.)

	(ii) Net Proceeds:	A$98.618,000

6	Specified Denomination(s):	A$1,000 (minimum parcels for investors in Australia of A$500,000 In accordance with Condition 2.5)

7	(i) Issue Date:	8 June 2005

	(ii) Interest Commencement Date:	12 May 2005

8	Maturity Date:	12 May 2008

9	Interest Basis:	5.00 per cent per annum Fixed Rate
(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Non Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions:	Applicable

	(i) Rate of interest:	5.00 per cent per annum payable semi-annually in arrears

	(ii) Interest Payment Date(s):	12 May and 12 November in each year commencing 12 November 2005

2

	(iii)	Fixed Coupon Amount	A$1,875.000 payable semi-annually

	(iv)	Broken Amount(s):	Not Applicable

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Full Fixed Coupon Amount payable on the 12 November 2005

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Not Applicable

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable

22	Put Option		Not Applicable

23	Final Redemption Amount:		Outstanding Nominal Amount

24	Early Redemption Amount:		Not Applicable

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:		Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:		Not Applicable

27	Public Offer Test compliant		Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):		Not Applicable

29	Consolidation provisions:		Not Applicable

30	Governing law:		State of Victoria

31	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:		Not Applicable

33	If non-syndicated, name of Dealer:		UBS AG, AUSTRALIA BRANCH

34	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

35	ISIN:		AU0000ANZHA6

3

36	Common Code	ANZHA

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Clearstream Euroclear

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt issuance programme as from 8 June 2005.

RESPONSIBILITY

The issuer accepts responsibility for the information contained in the Pricing Supplement.

Signed on behalf of the issuer:

By:	/s/ MARK ANWENDER	By:	/s/ LUKE DAVIDSON
	Duly Authorised Signatory		Duly Authorised Signatory

4

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued	Floating rate – A$50,000,000

3      Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

0

+ See chapter 19 for defined terms.

4      Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

The notes will be fungible with existing ANZ Mar-2010 series; details of the existing series:

•      A$1,000,000,000

•      Coupon: 3mth BBSW +16bp

•      Issue Date: 1/3/2005

•      Maturity Date: 1/3/2010

•      ASX Code: ANZHI

5 Issue price or consideration	Floating Rate – 100.120%

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7 Dates of entering +securities into uncertificated holdings or despatch of certificates	6 June 2005
	Number	+Class
8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders’ approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements in full through a broker?

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (tick one)

(a) ☒	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1              +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2              We warrant the following to ASX.

•              The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•              There is no reason why those +securities should not be granted +quotation.

•              An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•              Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•              We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•              If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3              We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4              We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 06 June 2005
Company secretary

Print name:	John Priestley

= = = = =

+ See chapter 19 for defined terms.

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 30

Tranche No: 2

AUD 50,000,000 Floating Rate Transferable Certificates of Deposit
Issue Price: 100.120 per cent.

(Fungible with existing Series No: 30, Tranche No: 1, maturing on the 1 March 2010)

Macquarie Bank

Dealer

The date of this Pricing Supplement is 2 June 2005

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein.  Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004.  This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	30

	(ii) Tranche Number:	2

Fungible with Series No: 30, Tranche No: 1. issued on 1 March 2005 in an Aggregate Nominal Amount of A$1,000,000,000 and maturing on the 1 March 2010.  Tranche No: 2 will become fungible on 6 June 2005.

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	A$50,000,000.00

5	(i) Issue Price:	100.120 per cent, of the Aggregate Nominal Amount

	(ii) Net Proceeds:	$50,060,000.00

6	Specified Denomination(s):	$1,000 (minimum parcel for Australian investors A$500,000).

7	(i) Issue Date:	6 June 2005

	(ii) Interest Commencement Date:	1 June 2005
(Further particulars specified below)

8	Maturity Date:	1 March 2010

9	Interest Basis:	Floating Rate
(Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not Applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Not Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions:	Not Applicable

17	Floating Rate Security Provisions	Applicable

(i) Interest Payment Dates:

Quarterly on 1st March, June, September and December, from and including 1st September 2005 to and including the Maturity Date. The first interest payment in September 2005 will include accrued interest for the period from 1 June 2005 to that Interest Payment Date.

	(ii) Business Day Convention:	Modified Following Business Day Convention

2

	(iii)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(iv)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	ANZ Investment Bank

	(v)	Screen Rate Determination:	Applicable

		• Reference Rate:	3 month BBSW

		• Interest Determination Date(s):	The first day of each Interest Period

		• Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	+0.16 per cent. Per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

Not Applicable

18		Zero Coupon Security Provisions	Not Applicable

19		Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21		Call Option	Not Applicable

22		Put Option	Not Applicable

23		Final Redemption Amount:	Outstanding Nominal Amount

24		Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25		Form of Securities:	Registered

26		Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27		Public Offer Test compliant	Yes

28		Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29		Consolidation provisions:	Not Applicable

30		Governing law:	State of Victoria

3

31	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:	Not Applicable

33	If non-syndicated, name of Dealer:	Macquarie Bank

34	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHI9

36	Code:	ANZHI

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Securities will be lodged in the Austraclear system. Securities may also be transacted in the Euroclear and Clearstream systems.

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 6 June 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By	/s/ LUKE DAVIDSON	By:	/s/ MARK ANWENDER
	Duly Authorised Signatory		Duly Authorised Signatory

4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 30 June 2005

* Print the name and title of the signing officer under his signature.

5